July 26, 2016

Mr. Karl Hiller
Branch Chief
Office of Natural Resources
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	EP Energy Corporation
Form 10-K for the Fiscal Year ended December 31, 2015
Filed February 22, 2016
Form 8-K
Filed May 4, 2016
Response dated May 25, 2016
File No. 001-36253

Dear Mr. Hiller

We received your letter dated July 11, 2016, commenting on the above referenced documents. Below are the comments contained in your letter followed by our responses:
Form 8-K filed May 4, 2016
Exhibit 99.1 – Press Release

1.
We have read your press release announcing your first quarter 2016 results of operations and have the following observations, relative to the updated Compliance and Disclosure Interpretations (C&DI) issued May 17, 2016.

•	The presentation including the bullet point headlines and narratives, result in non-GAAP measures being presented with greater prominence than GAAP measures, which is inconsistent with C&DI 102.10.

Response

Beginning with our press release for the quarter ended June 30, 2016, when we present non-GAAP measures we will present the most directly comparable GAAP measures with equal or greater prominence.

•	Within your computation of Adjusted EPS you present adjustments net of tax which may be inconsistent with C&DI 102.11.

Response

C&DI 102.11 states that “…adjustments to arrive at a non-GAAP measure should not be presented “net of tax.” Rather, income taxes should be shown as a separate adjustment and clearly explained.” In our computation of Adjusted EPS included in our press release, we separately disclosed adjustments on a pre-tax basis and on an after-tax basis, as well as separately listed any individual tax-related adjustments (as applicable) and included an explanatory footnote disclosing the tax rate in arriving at the “net of tax” adjustments. We believe this presentation is important as adjusting items can be treated differently for tax purposes and, as a result, the tax impact on each adjusting item may differ. By separately disclosing each adjustment on a pre-tax and after-tax basis, we believe our disclosure allows investors to better understand the tax impact on each item. We do not believe that our disclosure is inconsistent with C&DI 102.11 as the “net of tax” adjustments are not the only measure presented, but rather are presented directly beside pre-tax amounts, with the difference between the two columns reflecting the separate adjustment for taxes for each adjusting item.

•
You indicate that your measures of discretionary cash flow and discretionary cash flow per share are important because these provide information for analysis of your ability to generate funds for exploration, development and acquisitions, and therefore these appear to be non-GAAP liquidity measures. The presentation of non-GAAP liquidity measures on a per share basis is inconsistent with C&DI 102.05.

Response

Beginning with our press release for the quarter ended June 30, 2016, we will no longer include disclosure of discretionary cash flows on a per share basis.

•	You should disclose cash flows from operating, investing and financing activities, when a non-GAAP liquidity measure is presented, consistent with C&DI 102.06.

Response

Beginning with our press release for the quarter ended June 30, 2016, we will disclose our cash flows from operating, investing and financing activities, when we present non-GAAP liquidity measures.

•
The reconciliation of cash operating costs and adjusted cash operating costs to total operating expenses excludes charges for normal, recurring, and necessary operating expenses (e.g., transportation costs, exploration charges, and oil and natural gas purchases), which may be inconsistent with C&DI 100.01.

Response
As described in our letter dated May 25, 2016, we present the non-GAAP metrics of cash operating costs and adjusted cash operating costs to provide a more complete picture of operating costs as they specifically relate to the direct and indirect costs of operating our existing oil and natural gas assets. We believe that this information provides insight into how we manage the cash costs for our existing oil and natural gas assets and maintain our proved reserve base. These metrics remove non-cash expenses such as depreciation, depletion and amortization, impairment charges, and as the staff noted, also exclude exploration expense, transportation costs and oil and natural gas purchases to arrive at what we call cash operating costs for our existing oil and natural gas assets on a standalone basis. We then adjust these costs for certain non-cash costs within the remaining cost categories (e.g. the non-cash component of deferred compensation in general and administrative expenses) or remove other costs that impact the comparability of our results over time (e.g. transition and severance related to restructuring) or impact our comparability across peers (e.g. management fees paid to our sponsors when we were a private company).
As highlighted above, we exclude exploration expense from our calculation of cash operating costs because they largely relate to non-cash lease amortization expenses and other leasing and exploration activities rather than the operation of our existing oil and natural gas assets. Exploration activities, if successful, may locate additional reserves that will become part of our oil and natural gas assets in the future.

We exclude transportation costs (which are the costs of moving our commodities from the lease to the point of sale to the customer) from our measure of cash operating costs because we believe they are more closely associated with the delivery of and sale of produced commodities rather than the operation of the related assets. Similarly, purchases and sales of oil and natural gas are excluded from our measure of cash operating costs because we believe they are more closely associated with the sale of these commodities. We purchase and sell oil and natural gas on a monthly basis to improve the prices we would otherwise receive for our oil and natural gas or to manage firm transportation agreements.

On the basis of the factors above, it is our view that presenting cash operating costs and adjusted cash operating costs in the manner we do provides a more complete picture of operating costs as they specifically relate to the direct and indirect operating costs of the existing oil and natural gas assets reflected as our reserves. We believe it is helpful to investors to provide information on the aspects of our overall business that specifically focus only on the maintenance of our proved reserve base, and we do not believe that the adjustments that we make in our reconciliation of cash operating costs and adjusted cash operating costs cause the presentation of such non-GAAP measures to be misleading.

Beginning with our press release for the quarter ended June 30, 2016, we will report total GAAP operating expenses with equal or greater prominence as cash operating costs (the non-GAAP measure) and provide an expanded discussion of our basis for use of this non-GAAP measure which will supplement our reconciliation to the measure’s GAAP equivalent already included.

In providing this response letter, we acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Should you have any further questions regarding this letter, please contact me at (713) 997-4576.

Sincerely,

/s/ Dane E. Whitehead

Dane E. Whitehead

Executive Vice President and Chief Financial Officer